UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011.
Commission File Number: 001-31221
Total number of pages: 74

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: January 31, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:

1.	Earnings release dated January 28, 2011 announcing the company’s results for the nine months ended December 31, 2010

2.	Presentation material

Earnings Release For the Nine Months Ended December 31, 2010	January 28, 2011 [U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 3, 2011
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)
(Amounts are rounded off to the nearest 1 million yen.)
1. Consolidated Financial Results for the Nine Months Ended December 31, 2010 (April 1, 2010 — December 31, 2010)
(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.
Nine months ended December 31, 2010	3,209,129	(1.0)%	758,501	7.9%	748,637	6.7%	443,983	5.9%
Nine months ended December 31, 2009	3,242,364	(4.0)%	702,653	(5.9)%	701,687	(1.1)%	419,346	(4.2)%

	Basic Earnings per Share		Diluted Earnings per Share
	Attributable to		Attributable to
	NTT DOCOMO, INC.		NTT DOCOMO, INC.
Nine months ended December 31, 2010	10,671.42 (yen	)	—
Nine months ended December 31, 2009	10,046.99 (yen	)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
					NTT DOCOMO, INC.
		Total Equity	NTT DOCOMO, INC	Shareholders’	Shareholders’ Equity
	Total Assets	(Net Assets)	Shareholders’ Equity	Equity Ratio	per Share
December 31, 2010	6,848,593	4,865,222	4,837,836	70.6%	116,340.04 (yen	)
March 31, 2010	6,756,775	4,662,446	4,635,877	68.6%	111,423.97 (yen	)
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2010	—	2,600.00	—	2,600.00	5,200.00
Year ending March 31, 2011	—	2,600.00	—
Year ending March 31, 2011 (Forecasts)				2,600.00	5,200.00
Changes in forecasts of dividends during the three months ended December 31, 2010: None
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 — March 31, 2011)

(Millions of yen, except per share amounts)
							Net Income		Basic Earnings per
					Income before		Attributable to		Share Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.		NTT DOCOMO, INC.
Year ending March 31, 2011	4,209,000	(1.8)%	840,000	0.7%	838,000	0.2%	497,000	0.4%	11,951.83
(Percentages above represent changes compared to the corresponding previous year)
Changes in earnings forecasts for the fiscal year ending March 31, 2011 during the three months ended December 31, 2010: None

4. Others (See “2. Other Information” in the attachment page 11 for more information)
(1)	Changes in significant subsidiaries for the three months ended December 31, 2010	None
(Changes in significant subsidiaries for the three months ended December 31, 2010 which resulted in changes in scope of consolidation)
(2)	Application of simplified or exceptional accounting	None
(Application of simplified or exceptional accounting for quarterly consolidated financial statements)
(3)	Changes in significant accounting policies, procedures and presentation
i.	Changes due to revision of accounting standards and other regulations:	None

ii.	Others:	None
(4)	Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2010:	43,790,000 shares
	As of March 31, 2010:	43,790,000 shares

ii. Number of treasury stock:	As of December 31, 2010:	2,206,413 shares
	As of March 31, 2010:	2,184,258 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2010:	41,604,852 shares
	For the nine months ended December 31, 2009:	41,738,464 shares
* Presentation on the status of quarterly review process:
This earnings release is not subject to the quartely review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earning release was issued, the review process on quartely financial statements as required by the Financial Instruments and Exchange Act had not been finished.
* Explanation for forecasts of operation and other notes:
Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2011, please refer to the attachment (pages 10 and 20).

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2010
1. Information on Consolidated Results
(1) Operating Results
i. Business Overview
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we developed our new corporate vision “Pursuing Smart Innovation: HEART” with the aim of achieving further growth and delivering new values to customers in view of the possible changes in society in the future.
Based on our medium-term action plan “Change and Challenge”, we continued to promote various measures aimed at improving customer satisfaction, and earned splendid appraisals from external organizations. Positioning this fiscal year as “a year to enter the execution phase” to realize the goals of our “Challenge” programs, we expanded the smartphone market, launched “Xi” (pronounced crossy) service using the LTE system—a new mobile communications standard and implemented various other measures to achieve an increase in packet ARPU (average monthly revenue per unit).
For the nine months ended December 31, 2010, with respect to our cellular services revenues, although voice revenues decreased by ¥140.5 billion from the same period of the prior fiscal year due to a decline in voice ARPU, packet communications revenues increased by ¥76.6 billion as a result of our efforts to boost packet usage and expand the uptake of packet flat-rate services. Other revenues grew by ¥54.6 billion owing mainly to an increase in the subscriptions to “Mobile Phone Protection & Delivery Service” and other factors. Equipment sales revenues decreased by ¥23.9 billion due to a decline in wholesale price per unit. Consequently, we recognized operating revenues of ¥3,209.1 billion (a decrease of ¥33.2 billion from the same period of the prior fiscal year). We recognized operating expenses of ¥2,450.6 billion (a decrease of ¥89.1 billion from the same period of the prior fiscal year) as a result of a decrease in network-related costs achieved through efficient use of capital expenditures and other ongoing cost-cutting efforts. As a result of the foregoing, we recorded an operating income of ¥758.5 billion (an increase of ¥55.8 billion from the same period of the prior fiscal year). Income before income taxes was ¥748.6 billion and net income attributable to NTT DOCOMO, INC. was ¥444.0 billion.

Notes: 1.	The information in this earnings release is unaudited.

2.	Amounts in this earnings release are rounded off.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
Consolidated results of operations for the three months and nine months ended December 31, 2009 and 2010, respectively, were as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Operating revenues	¥1,096.6	¥1,071.0		¥(25.6)	(2.3)%
Operating expenses	879.1	843.9		(35.2)	(4.0)

Operating income	217.4	227.0		9.6	4.4
Other income (expense)	4.4	(5.4)		(9.8)	—

Income before income taxes	221.8	221.6		(0.2)	(0.1)
Income taxes	89.7	90.2		0.5	0.5
Equity in net income (losses) of affiliates	2.9	3.4		0.5	15.9

Net Income	135.0	134.8		(0.2)	(0.1)
Less: Net (income) loss attributable to noncontrolling interests	(0.4)	(0.6)		(0.2)	(49.2)

Net income attributable to NTT DOCOMO, INC.	¥134.6	¥134.2		¥(0.4)	(0.3)%

EBITDA margin*	36.3%	38.1%	1.8	point	—

ROCE before tax effect*	4.2%	4.2%		—	—

ROCE after tax effect*	2.5%	2.5%		—	—

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Operating revenues	¥3,242.4	¥3,209.1		¥(33.2)	(1.0)%
Operating expenses	2,539.7	2,450.6		(89.1)	(3.5)

Operating income	702.7	758.5		55.8	7.9
Other income (expense)	(1.0)	(9.9)		(8.9)	(921.1)

Income before income taxes	701.7	748.6		47.0	6.7
Income taxes	283.8	303.4		19.6	6.9
Equity in net income (losses) of affiliates	3.2	0.4		(2.8)	(88.2)

Net Income	421.1	445.6		24.6	5.8
Less: Net (income) loss attributable to noncontrolling interests	(1.7)	(1.7)		0.1	3.5

Net income attributable to NTT DOCOMO, INC.	¥419.3	¥444.0		¥24.6	5.9%

EBITDA margin*	38.1%	39.5%	1.4	point	—

ROCE before tax effect*	13.9%	14.2%	0.3	point	—

ROCE after tax effect*	8.2%	8.4%	0.2	point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
<Operating revenues>

	Billions of yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Wireless services	¥966.2	¥951.1	¥(15.1)	(1.6)%
Cellular services revenues	896.6	863.3	(33.2)	(3.7)
- Voice revenues	499.3	438.6	(60.7)	(12.2)
Including: FOMA services	470.7	426.7	(44.1)	(9.4)
- Packet communications revenues	397.3	424.8	27.5	6.9
Including: FOMA services	390.4	421.4	31.0	7.9
Other revenues	69.7	87.8	18.1	26.0
Equipment sales	130.3	119.9	(10.5)	(8.0)

Total operating revenues	¥1,096.6	¥1,071.0	¥(25.6)	(2.3)%

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Wireless services	¥2,859.5	¥2,850.1	¥(9.4)	(0.3)%
Cellular services revenues	2,662.7	2,598.8	(63.9)	(2.4)
- Voice revenues	1,477.5	1,337.0	(140.5)	(9.5)
Including: FOMA services	1,374.9	1,292.4	(82.5)	(6.0)
- Packet communications revenues	1,185.2	1,261.8	76.6	6.5
Including: FOMA services	1,160.3	1,249.6	89.3	7.7
Other revenues	196.8	251.3	54.6	27.7
Equipment sales	382.9	359.0	(23.9)	(6.2)

Total operating revenues	¥3,242.4	¥3,209.1	¥(33.2)	(1.0)%

Note:	Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Personnel expenses	¥64.7	¥66.3	¥1.6	2.5%
Non-personnel expenses	540.9	512.9	(28.1)	(5.2)
Depreciation and amortization	173.7	174.1	0.4	0.2
Loss on disposal of property, plant and equipment and intangible assets	11.8	10.5	(1.3)	(10.7)
Communication network charges	78.4	70.5	(7.9)	(10.1)
Taxes and public dues	9.6	9.6	0.0	0.4

Total operating expenses	¥879.1	¥843.9	¥(35.2)	(4.0)%

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Personnel expenses	¥191.5	¥195.7	¥4.2	2.2%
Non-personnel expenses	1,542.8	1,495.0	(47.9)	(3.1)
Depreciation and amortization	511.5	496.1	(15.4)	(3.0)
Loss on disposal of property, plant and equipment and intangible assets	30.4	23.1	(7.3)	(23.9)
Communication network charges	234.3	211.6	(22.6)	(9.7)
Taxes and public dues	29.2	29.1	(0.1)	(0.3)

Total operating expenses	¥2,539.7	¥2,450.6	¥(89.1)	(3.5)%

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
ii. Segment Results
Mobile phone business—
During the three months ended December 31, 2010, we continually implemented various actions aimed at enhancing customer satisfaction, and received the No.1 rating by J.D. Power Asia Pacific in its customer satisfaction study*1. We also released 18 new models of mobile phones and smartphones, including the “GALAXY S,” to offer products and services catered to the diverse needs of customers. The cumulative number of smartphones sold during this fiscal year has exceeded one million units.
On December 24, 2010, we launched “Xi” service using the LTE system—a new mobile communications standard featuring high-speed, large-capacity and low-latency transmission capabilities, in Tokyo, Osaka and Nagoya, and released the “L-02C” data terminal device compatible with “Xi” service.
As part of our efforts to raise the packet ARPU, we launched the i-mode version of “docomo market” portal to give users easier access to a wide array of applications and contents such as music and electronic books they need. We also introduced “docomo Drive Net”*2 wireless information distribution service for car navigation systems together with a dedicated billing plan for this service. Furthermore, we started offering a trial electronic book service, in which smartphone users can download magazines, books and other publications without having to pay any content fees.
As of December 31, 2010, the total number of our cellular services subscriptions was 57.21 million (an increase of 1.77 million compared to the number as of December 31, 2009), and our cellular churn rate for the nine months ended December 31, 2010, was 0.46%. The aggregate number of subscriptions to “Fami-wari MAX 50” and other MAX discount programs introduced in August 2007 reached approximately 35.90 million, while the number of subscriptions to the “Value Plan” launched in November 2007 grew to approximately 38.90 million as of December 31, 2010. Although the packet ARPU posted an increase from the same period of the prior fiscal year, the aggregate ARPU for the nine months ended December 31, 2010, decreased by 5.0% year-on-year to ¥5,170 due to a drop in voice ARPU, which was negatively affected by the expanded uptake of “Value Plan” and other factors.
With regard to equipment sales, equipment sales revenues and cost of equipment sold decreased due primarily to a decline of purchase and wholesale prices per unit.
As a result of the foregoing, operating revenues and operating income from mobile phone business for the nine months ended December 31, 2010, were ¥3,106.8 billion (a decrease of ¥49.3 billion from the same period of the prior fiscal year) and ¥764.8 billion (an increase of ¥54.6 billion from the same period of the prior fiscal year), respectively.

*1:
J. D. Power Asia Pacific 2010 Japan Mobile Phone Service Customer Satisfaction Index StudySM. Study results were based on responses obtained from 7,500 mobile phone users residing in Japan during the period between late July and late August 2010. www.jdpower.co.jp

*2:
A new information delivery service for drivers which provides latest maps and other information such as tourism facilities and parking availability based on the vehicle location in real time through DOCOMO’s network.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	December 31, 2009	December 31, 2010	(Decrease)
Cellular services	55,436	57,210	1,774	3.2%
Cellular (Xi) services	—	1	—	—
Cellular (FOMA) services	52,045	55,572	3,527	6.8
Including: i-channel services	16,733	16,493	(240)	(1.4)
Including: i-concier services	3,101	5,800	2,699	87.0
Including: packet flat-rate services	23,624	30,174	6,550	27.7
Cellular (mova) services	3,391	1,636	(1,755)	(51.7)
i-mode services	48,688	48,530	(159)	(0.3)
sp-mode services	—	936	—	—

Notes:	1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.

	2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

	3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” “Pake-hodai full,” “Biz-hodai,” “Flat-rate data plan Standard,” “Flat-rate data plan 64k” and “Flat-rate data plan HIGH-SPEED”. (Number as of December 31, 2009 includes subscriptions to “Biz-hodai double” in addition to the aforementioned plans.)

	4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Cellular services	4,201	4,342		140	3.3%
Cellular (Xi) services
New Xi subscription	—	1		—	—
Change of subscription from FOMA or mova	—	0		—	—
Xi handset upgrade by Xi subscribers	—	0		—	—
Cellular (FOMA) services
New FOMA subscription	987	1,101		115	11.6
Change of subscription from Xi or mova	450	264		(186)	(41.4)
FOMA handset upgrade by FOMA subscribers	2,762	2,973		211	7.6
Cellular (mova) services
New mova subscription	1	1		0	22.4
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	1	1		(1)	(50.3)

Churn Rate	0.45%	0.46%	0.01	point	—

	Thousand units
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Cellular services	13,009	13,587		577	4.4%
Cellular (Xi) services
New Xi subscription	—	1		—	—
Change of subscription from FOMA or mova	—	0		—	—
Xi handset upgrade by Xi subscribers	—	0		—	—
Cellular (FOMA) services
New FOMA subscription	3,044	3,478		434	14.3
Change of subscription from Xi or mova	1,850	1,056		(794)	(42.9)
FOMA handset upgrade by FOMA subscribers	8,101	9,044		943	11.6
Cellular (mova) services
New mova subscription	9	5		(4)	(43.0)
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	6	3		(3)	(55.4)

Churn Rate	0.45%	0.46%	0.01	point	—

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
<Trend of ARPU and MOU>

	Yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,470	¥5,130	¥(340)	(6.2)%
Voice ARPU	3,030	2,590	(440)	(14.5)
Packet ARPU	2,440	2,540	100	4.1
Aggregate ARPU (FOMA)	5,600	5,180	(420)	(7.5)
Voice ARPU	3,040	2,580	(460)	(15.1)
Packet ARPU	2,560	2,600	40	1.6
Aggregate ARPU (mova)	3,460	3,290	(170)	(4.9)
Voice ARPU	2,880	2,750	(130)	(4.5)
Packet ARPU	580	540	(40)	(6.9)

MOU* (Xi+FOMA+mova) (minutes)	138	133	(5)	(3.6)%

	Yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,440	¥5,170	¥(270)	(5.0)%
Voice ARPU	3,000	2,640	(360)	(12.0)
Packet ARPU	2,440	2,530	90	3.7
Aggregate ARPU (FOMA)	5,590	5,230	(360)	(6.4)
Voice ARPU	3,010	2,640	(370)	(12.3)
Packet ARPU	2,580	2,590	10	0.4
Aggregate ARPU (mova)	3,510	3,320	(190)	(5.4)
Voice ARPU	2,910	2,760	(150)	(5.2)
Packet ARPU	600	560	(40)	(6.7)

MOU* (Xi+FOMA+mova) (minutes)	137	134	(3)	(2.2)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 18 for definition and calculation methods.

Results of operations are as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Operating revenues from mobile phone business	¥1,067.0	¥1,035.0	¥(32.0)	(3.0)%
Operating income from mobile phone business	220.6	231.6	11.0	5.0

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Operating revenues from mobile phone business	¥3,156.1	¥3,106.8	¥(49.3)	(1.6)%
Operating income from mobile phone business	710.1	764.8	54.6	7.7

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
Miscellaneous businesses—
Operating revenues from miscellaneous businesses for the nine months ended December 31, 2010 were ¥102.3 billion, which represented 3.2% of total operating revenues. The revenues derived mainly from home shopping services provided mainly through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥108.6 billion and ¥6.3 billion, respectively.
Results of operations are as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Operating revenues from miscellaneous businesses	¥29.5	¥36.0	¥6.5	21.9%
Operating income (loss) from miscellaneous businesses	(3.2)	(4.6)	(1.4)	(44.7)

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Operating revenues from miscellaneous businesses	¥86.3	¥102.3	¥16.0	18.6%
Operating income (loss) from miscellaneous businesses	(7.5)	(6.3)	1.2	16.1
iii. Trend of Capital Expenditures
We strived to improve the quality of our FOMA service area thoroughly, appropriately reinforced our network capacity to meet an increase in traffic demand and built the network infrastructure of “Xi” service area. Since we efficiently implemented these initiatives, total capital expenditures for the nine months ended December 31, 2010 were ¥468.3 billion (down 3.3% compared to the same period of prior year).
<Capital expenditures>

	Billions of yen
	Three months ended	Three months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Total capital expenditures	¥168.4	¥158.5	¥(9.9)	(5.9)%
Mobile phone business	142.0	126.3	(15.6)	(11.0)
Other (including information systems)	26.4	32.2	5.8	21.8

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Total capital expenditures	¥484.5	¥468.3	¥(16.2)	(3.3)%
Mobile phone business	399.9	376.2	(23.7)	(5.9)
Other (including information systems)	84.6	92.1	7.5	8.9

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(2) Financial Review
i. Financial Position

	Billions of yen
			Increase			(Reference)
	December 31, 2009	December 31, 2010	(Decrease)			March 31, 2010
Total assets	¥6,494.6	¥6,848.6	¥354.0		5.5%	¥6,756.8
NTT DOCOMO, INC. shareholders’ equity	4,528.2	4,837.8	309.7		6.8	4,635.9
Liabilities	1,940.3	1,983.4	43.1		2.2	2,094.3
Including: Interest bearing liabilities	625.0	609.0	(16.0)		(2.6)	610.3

Shareholders’ equity ratio (1)	69.7%	70.6%	0.9	point	—	68.6%
Debt ratio (2)	12.1%	11.2%	(0.9	) point	—	11.6%

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets

	(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
ii. Cash Flow Conditions
For the nine months ended December 31, 2010, net cash provided by operating activities was ¥754.5 billion, an increase of ¥162.4 billion (27.4%) compared to the same period of the prior year, mainly due to an increase in cash inflow resulting from collections of installment receivable for handsets, a decrease in the payment of income taxes and a decrease in the payment of accounts payable, trade.
Net cash used in investing activities was ¥519.9 billion, a decrease of ¥180.5 billion (25.8%) compared to the same period of the prior year. This was mainly due to an increase of proceeds from redemption of short-term investments, an increase of proceeds from redemption of short-term bailment for consumption to a related party and a decrease in purchases of non-current assets, which were partially offset by an increase in purchases of short-term investments of more than three months for cash management purpose.
Net cash used in financing activities was ¥223.8 billion, a decrease of ¥22.1 billion (9.0%) compared to the same period of the prior year. This was mainly due to a decrease in repayment of long-term debt and a reduction in payments to acquire treasury stock, which were partially offset by an increase in dividends paid.
The balance of cash and cash equivalents was ¥367.2 billion as of December 31, 2010, an increase of ¥9.5 billion (2.6%) from the prior fiscal year end.

	Billions of yen
	Nine months ended	Nine months ended	Increase
	December 31, 2009	December 31, 2010	(Decrease)
Net cash provided by operating activities	¥592.1	¥754.5	¥162.4	27.4%
Net cash used in investing activities	(700.4)	(519.9)	180.5	25.8
Net cash provided by (used in) financing activities	(246.0)	(223.8)	22.1	9.0
Free cash flows (1)	(108.3)	234.6	342.9	—
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)*	178.1	394.1	216.1	121.3

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period

	(3)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(3) Prospects for the Fiscal Year Ending March 31, 2011
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, although an increase in the number of subscribers and an increase in packet communications revenues are expected, operating revenues for the fiscal year ending March 31, 2011 are estimated to be ¥4,209.0 billion, a decrease of ¥75.4 billion from the prior fiscal year, primarily due to a decrease in voice revenues and equipment sales.
On the other hand, operating income is expected to be ¥840.0 billion, an increase of ¥5.8 billion from the prior fiscal year, mainly due to a decrease in cost of equipment sold, a reduction in network costs and on-going cost cutting efforts.
As we are currently not aware of any factors that may have a material impact on our projected results of operations, we have not revised our guidance announced on October 28, 2010.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
2. Other Information
(1) Changes in Significant Subsidiaries
None
(2) Application of Simplified or Exceptional Accounting
None
(3) Changes in Significant Accounting Policies, Procedures and Presentation
None

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2010	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥357,715	¥367,189
Short-term investments	403,010	371,437
Accounts receivable	838,226	934,527
Credit card receivables	126,009	167,272
Allowance for doubtful accounts	(15,633)	(17,966)
Inventories	141,277	174,635
Deferred tax assets	100,545	70,159
Prepaid expenses and other current assets	109,829	122,735

Total current assets	2,060,978	2,189,988

Property, plant and equipment:
Wireless telecommunications equipment	5,478,833	5,559,996
Buildings and structures	830,921	840,944
Tools, furniture and fixtures	516,084	518,116
Land	199,018	199,126
Construction in progress	83,608	94,949
Accumulated depreciation and amortization	(4,500,874)	(4,667,975)

Total property, plant and equipment, net	2,607,590	2,545,156

Non-current investments and other assets:
Investments in affiliates	578,095	547,304
Marketable securities and other investments	151,026	137,901
Intangible assets, net	628,691	653,623
Goodwill	198,436	209,018
Other assets	257,911	264,377
Deferred tax assets	274,048	301,226

Total non-current investments and other assets	2,088,207	2,113,449

Total assets	¥6,756,775	¥6,848,593

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥180,716	¥353,928
Short-term borrowings	78	41
Accounts payable, trade	632,437	584,451
Accrued payroll	54,580	40,331
Accrued interest	995	1,101
Accrued income taxes	185,890	97,730
Other current liabilities	133,466	142,891

Total current liabilities	1,188,162	1,220,473

Long-term liabilities:
Long-term debt (exclusive of current portion)	429,553	255,037
Accrued liabilities for point programs	151,628	206,502
Liability for employees’ retirement benefits	138,447	144,351
Other long-term liabilities	186,539	157,008

Total long-term liabilities	906,167	762,898

Total liabilities	2,094,329	1,983,371

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	757,109	757,109
Retained earnings	3,347,830	3,575,463
Accumulated other comprehensive income (loss)	(37,379)	(59,884)
Treasury stock, at cost	(381,363)	(384,532)
Total NTT DOCOMO, INC. shareholders’ equity	4,635,877	4,837,836
Noncontrolling interests	26,569	27,386

Total equity	4,662,446	4,865,222

Total liabilities and equity	¥6,756,775	¥6,848,593

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(2) Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Nine Months Ended	Nine Months Ended
	December 31, 2009	December 31, 2010
Operating revenues:
Wireless services	¥2,859,472	¥2,850,116
Equipment sales	382,892	359,013

Total operating revenues	3,242,364	3,209,129

Operating expenses:
Cost of services (exclusive of items shown separately below)	682,777	687,578
Cost of equipment sold (exclusive of items shown separately below)	510,168	482,552
Depreciation and amortization	511,529	496,112
Selling, general and administrative	835,237	784,386

Total operating expenses	2,539,711	2,450,628

Operating income	702,653	758,501

Other income (expense):
Interest expense	(4,108)	(3,638)
Interest income	969	1,024
Other, net	2,173	(7,250)

Total other income (expense)	(966)	(9,864)

Income before income taxes	701,687	748,637

Income taxes:
Current	291,393	289,489
Deferred	(7,586)	13,881

Total income taxes	283,807	303,370

Equity in net income (losses) of affiliates, net of applicable taxes	3,186	375

Net income	421,066	445,642

Less: Net (income) loss attributable to noncontrolling interests	(1,720)	(1,659)

Net income attributable to NTT DOCOMO, INC.	¥419,346	¥443,983

Net income	¥421,066	¥445,642
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	4,527	(3,449)
Change in fair value of derivative instruments, net of applicable taxes	(72)	(14)
Foreign currency translation adjustment, net of applicable taxes	(8,678)	(19,050)
Pension liability adjustment, net of applicable taxes	446	(30)

Total other comprehensive income (loss)	(3,777)	(22,543)

Comprehensive income	417,289	423,099

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,704)	(1,621)

Comprehensive income attributable to NTT DOCOMO, INC.	¥415,585	¥421,478

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,738,464	41,604,852

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥10,046.99	¥10,671.42

DOCOMO Earnings Release	Nine Months Ended December 31, 2010

	Millions of yen
	Three Months Ended	Three Months Ended
	December 31, 2009	December 31, 2010
Operating revenues:
Wireless services	¥966,207	¥951,121
Equipment sales	130,349	119,856

Total operating revenues	1,096,556	1,070,977

Operating expenses:
Cost of services (exclusive of items shown separately below)	233,160	235,767
Cost of equipment sold (exclusive of items shown separately below)	169,291	161,722
Depreciation and amortization	173,720	174,146
Selling, general and administrative	302,956	272,311

Total operating expenses	879,127	843,946

Operating income	217,429	227,031

Other income (expense):
Interest expense	(1,119)	(1,114)
Interest income	302	333
Other, net	5,194	(4,621)

Total other income (expense)	4,377	(5,402)

Income before income taxes	221,806	221,629

Income taxes:
Current	80,506	84,968
Deferred	9,178	5,199

Total income taxes	89,684	90,167

Equity in net income (losses) of affiliates, net of applicable taxes	2,894	3,353

Net income	135,016	134,815

Less: Net (income) loss attributable to noncontrolling interests	(388)	(579)

Net income attributable to NTT DOCOMO, INC.	¥134,628	¥134,236

Net income	¥135,016	¥134,815
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(9,555)	4,137
Change in fair value of derivative instruments, net of applicable taxes	(37)	40
Foreign currency translation adjustment, net of applicable taxes	(20,369)	(5,715)
Pension liability adjustment, net of applicable taxes	150	(40)

Total other comprehensive income (loss)	(29,811)	(1,578)

Comprehensive income	105,205	133,237

Less: Comprehensive (income) loss attributable to noncontrolling interests	(358)	(557)

Comprehensive income attributable to NTT DOCOMO, INC.	¥104,847	¥132,680

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,696,009	41,603,083

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,228.80	¥3,226.59

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months Ended	Nine Months Ended
	December 31, 2009	December 31, 2010
Cash flows from operating activities:
Net income	¥421,066	¥445,642
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	511,529	496,112
Deferred taxes	(5,335)	13,371
Loss on sale or disposal of property, plant and equipment	20,386	13,672
Equity in net (income) losses of affiliates	(5,150)	376
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(151,584)	(96,694)
(Increase) / decrease in credit card receivables	(24,080)	(20,986)
Increase / (decrease) in allowance for doubtful accounts	2,062	2,396
(Increase) / decrease in inventories	(51,135)	(33,477)
(Increase) / decrease in prepaid expenses and other current assets	(4,241)	(13,503)
(Increase) / decrease in non-current installment receivable for handsets	5,212	3,155
Increase / (decrease) in accounts payable, trade	(63,170)	(19,876)
Increase / (decrease) in accrued income taxes	(143,278)	(88,114)
Increase / (decrease) in other current liabilities	(13,857)	5,564
Increase / (decrease) in accrued liabilities for point programs	66,724	54,874
Increase / (decrease) in liability for employees’ retirement benefits	8,002	5,906
Increase / (decrease) in other long-term liabilities	18,893	(30,744)
Other, net	52	16,849

Net cash provided by operating activities	592,096	754,523

Cash flows from investing activities:
Purchases of property, plant and equipment	(369,476)	(318,769)
Purchases of intangible and other assets	(183,670)	(193,996)
Purchases of non-current investments	(9,617)	(4,765)
Proceeds from sale of non-current investments	9,262	794
Acquisitions of new subsidiaries, net of cash acquired	(29,209)	(7,678)
Purchases of short-term investments	(136,656)	(744,825)
Redemption of short-term investments	38,310	686,335
Long-term bailment for consumption to a related party	—	(20,000)
Short-term bailment for consumption to a related party	(10,000)	(20,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	110,000
Other, net	(9,335)	(6,994)

Net cash used in investing activities	(700,391)	(519,898)

Cash flows from financing activities:
Repayment of long-term debt	(15,000)	(32)
Proceeds from short-term borrowings	138,149	367
Repayment of short-term borrowings	(138,149)	(395)
Principal payments under capital lease obligations	(2,461)	(3,249)
Payments to acquire treasury stock	(20,000)	(3,169)
Dividends paid	(208,488)	(216,088)
Other, net	(3)	(1,243)

Net cash provided by (used in) financing activities	(245,952)	(223,809)

Effect of exchange rate changes on cash and cash equivalents	77	(1,342)

Net increase (decrease) in cash and cash equivalents	(354,170)	9,474
Cash and cash equivalents at beginning of period	599,548	357,715

Cash and cash equivalents at end of period	¥245,378	¥367,189

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥679	¥301
Cash paid during the period for:
Interest, net of amount capitalized	4,050	3,533
Income taxes	436,076	378,858

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(4) Going Concern Assumption
None
(5) Segment Information
Segment information is as follows:

Three months ended	Millions of yen
December 31, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,067,046	¥29,510	¥1,096,556
Operating expenses	846,429	32,698	879,127

Operating income (loss)	¥220,617	¥(3,188)	¥217,429

Three months ended	Millions of yen
December 31, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,035,015	¥35,962	¥1,070,977
Operating expenses	803,372	40,574	843,946

Operating income (loss)	¥231,643	¥(4,612)	¥227,031

Nine months ended	Millions of yen
December 31, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,156,079	¥86,285	¥3,242,364
Operating expenses	2,445,959	93,752	2,539,711

Operating income (loss)	¥710,120	¥(7,467)	¥702,653

Nine months ended	Millions of yen
December 31, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,106,817	¥102,312	¥3,209,129
Operating expenses	2,342,048	108,580	2,450,628

Operating income (loss)	¥764,769	¥(6,268)	¥758,501

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity
None

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
4. Appendices
(1) Operating Data for 3rd Quarter of Fiscal Year Ending March 31, 2011
Full-year-Forecast: as revised at October 28, 2010

			Fiscal Year				[Ref.]
			Ending Mar. 31,				Fiscal Year
		[Ref.]	2011				Ending Mar. 31,
		Fiscal Year	Nine Months	First Quarter	Second Quarter	Third Quarter	2011
		Ended Mar. 2010	(Apr.-Dec. 2010)	(Apr.-Jun. 2010)	(Jul.-Sep. 2010)	(Oct.-Dec. 2010)	Full-year Forecast
		Full-year Results	Results	Results	Results	Results	(Revised)
Number of Subscriptions and Other Operating Data
Cellular
Subscriptions	thousands	56,082	57,210	56,515	56,895	57,210	57,850
Xi	thousands	—	1	—	—	1	—
FOMA (1)	thousands	53,203	55,572	54,162	54,940	55,572	56,610
Communication Module Service (FOMA)	thousands	1,081	1,463	1,212	1,349	1,463	—
mova	thousands	2,879	1,636	2,352	1,954	1,636	1,240
Communication Module Service (DoPa)	thousands	521	415	482	454	415	—
Prepaid	thousands	37	26	36	31	26	—
Packet Flat-rate Services Subscriptions (2)	thousands	25,767	30,174	27,491	28,905	30,174	—
Market Share (3) (4)%		50.0	48.9	49.7	49.3	48.9	—
Net Increase from Previous Period (4)	thousands	1,481	1,128	432	380	315	1,770
Xi	thousands	—	1	—	—	1	—
FOMA (1)	thousands	4,163	2,369	959	778	632	3,400
mova	thousands	(2,682)	(1,242)	(526)	(398)	(318)	(1,640)
Churn Rate (4)%		0.46	0.46	0.44	0.49	0.46	—
Number of Handsets (Xi+FOMA+mova) Sold (5)	thousands	18,037	13,587	4,615	4,630	4,342	—
i-mode
Subscriptions	thousands	48,992	48,530	49,061	48,914	48,530	48,870
FOMA	thousands	47,330	47,686	47,758	47,876	47,686	48,210
i-mode Subscription Rate (4)%		87.4	84.8	86.8	86.0	84.8	84.5
Net Increase from Previous Period	thousands	518	(462)	69	(146)	(385)	(120)
i-channel Subscriptions	thousands	16,818	16,493	16,757	16,747	16,493	—
i-concier Subscriptions	thousands	4,200	5,800	4,783	5,410	5,800	—
sp-mode
Subscriptions	thousands	—	936	—	270	936	—
ARPU and MOU
ARPU
Aggregate ARPU (Xi+FOMA+mova) (6)	yen/month/subscription	5,350	5,170	5,190	5,200	5,130	5,100
Voice ARPU (7)	yen/month/subscription	2,900	2,640	2,680	2,660	2,590	2,540
Packet ARPU	yen/month/subscription	2,450	2,530	2,510	2,540	2,540	2,560
ARPU Generated from International Services (8)	yen/month/subscription	80	90	80	90	90	90
Aggregate ARPU (FOMA) (6)	yen/month/subscription	5,480	5,230	5,260	5,260	5,180	5,150
Voice ARPU (7)	yen/month/subscription	2,900	2,640	2,670	2,660	2,580	2,530
Packet ARPU	yen/month/subscription	2,580	2,590	2,590	2,600	2,600	2,620
ARPU Generated from International Services (8)	yen/month/subscription	80	90	90	90	90	90
Aggregate ARPU (mova) (6)	yen/month/subscription	3,460	3,320	3,330	3,310	3,290	3,260
Voice ARPU (7)	yen/month/subscription	2,870	2,760	2,770	2,750	2,750	2,710
Packet ARPU	yen/month/subscription	590	560	560	560	540	550
ARPU Generated from International Services (8)	yen/month/subscription	0	0	0	0	0	10
MOU
MOU (Xi+FOMA+mova) (6)	minute/month/subscription	136	134	133	135	133	—
MOU (FOMA) (6)	minute/month/subscription	142	137	137	138	136	—
MOU (mova) (6)	minute/month/subscription	51	44	45	44	43	—
Others
DCMX Subscriptions (9)	thousands	11,260	12,120	11,640	11,950	12,120	12,730

*
Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)
Sum of “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” “Pake-hodai full,” “Biz-hodai,” “Flat-rate data plan Standard,” “Flat-rate data plan 64k” and “Flat-rate data plan HIGH-SPEED” (Number of subscriptions for the fiscal year ended March 31, 2010 includes subscriptions to “Biz-hodai double” in addition to the aforementioned plans.)

(3)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(4)	Data are calculated including communication module services subscriptions.

(5)
Sum of new subscriptions, change of subscription from FOMA/mova to Xi, Xi/mova to FOMA, Xi/FOMA to mova, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers and mova handset upgrade by mova subscribers

(6)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(7)	Inclusive of circuit-switched data communication

(8)	Inclusive of voice communication and packet communication

(9)	Inclusive of DCMX mini subscriptions

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(2) Definition and Calculation Methods of ARPU and MOU
i.	Definition of ARPU and MOU
a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.
ii.	ARPU Calculation Methods
a.	ARPU (Xi+FOMA+mova)

•	Aggregate ARPU (Xi+FOMA+mova) =	Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

•	Voice ARPU (Xi+FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)

•	Packet ARPU (Xi+FOMA+mova):	Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges)/ No. of active subscriptions (Xi+FOMA+mova)
b.	ARPU (FOMA)

•	Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) /No. of active subscriptions (FOMA)
c.	ARPU (mova)

•	Aggregate ARPU (mova) =	Voice ARPU (mova) + Packet ARPU (mova)

•	Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	Packet ARPU (mova):	Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)
iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
i. EBITDA and EBITDA margin

	Billions of yen
	Year ended	Nine months ended	Three months ended	Nine months ended
	March 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
a. EBITDA	¥1,568.1	¥1,234.6	¥407.6	¥1,268.3

Depreciation and amortization	(701.1)	(511.5)	(174.1)	(496.1)
Loss on sale or disposal of property, plant and equipment	(32.7)	(20.4)	(6.4)	(13.7)

Operating income	834.2	702.7	227.0	758.5

Other income (expense)	1.9	(1.0)	(5.4)	(9.9)
Income taxes	(338.2)	(283.8)	(90.2)	(303.4)
Equity in net income (losses) of affiliates	(0.9)	3.2	3.4	0.4
Less: Net (income) loss attributable to noncontrolling interests	(2.3)	(1.7)	(0.6)	(1.7)

b. Net income attributable to NTT DOCOMO, INC.	494.8	419.3	134.2	444.0

c. Operating revenues	4,284.4	3,242.4	1,071.0	3,209.1

EBITDA margin (=a/c)	36.6%	38.1%	38.1%	39.5%
Net income margin (=b/c)	11.5%	12.9%	12.5%	13.8%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect

	Billions of yen
	Year ended	Nine months ended	Three months ended	Nine months ended
	March 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
a. Operating income	¥834.2	¥702.7	¥227.0	¥758.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	493.9	416.0	134.4	449.0
c. Capital employed	5,113.5	5,067.0	5,436.3	5,346.5

ROCE before tax effect (=a/c)	16.3%	13.9%	4.2%	14.2%
ROCE after tax effect (=b/c)	9.7%	8.2%	2.5%	8.4%

Notes:	Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2009 and 2010

Capital employed (for nine months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2009 (or 2010) and December 31, 2009 (or 2010)

Capital employed (for three months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of September 30, 2010 and December 31, 2010

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate:40.8%
iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ended	Nine months ended	Three months ended	Nine months ended
	March 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥416.9	¥178.1	¥109.2	¥394.1

Irregular factors (1)	—	(178.0)	(171.0)	(171.0)
Changes in investments for cash management purposes (2)	(398.0)	(108.3)	11.8	11.5

Free cash flows	18.9	(108.3)	(50.0)	234.6

Net cash used in investing activities	(1,163.9)	(700.4)	(171.2)	(519.9)
Net cash provided by operating activities	1,182.8	592.1	121.3	754.5

Notes:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Nine Months Ended December 31, 2010
5. Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.
(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

(12)	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.
(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

NTT DOCOMO, INC. Results for the nine months of the fiscal year ending Mar. 31, 2011 January 28, 2011 Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Natural disasters, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failures in the networks, distribution channel and/or other factors required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. (12) Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

FY2010/1Q-3Q (cumulative) Financial Results Highlights Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

FY2010/1Q-3Q (cumulative) Financial Results

U.S. GAAP

	2009/4-12 (1Q-3Q) (1)	2010/4-12 (1Q-3Q) (2)	Changes (1) → (2)	FY2010 (Full-year forecast) (3) (Announced 10/28/2010)	Progress to forecast (2) / (3)
Operating Revenues (Billions of yen)	3,242.4	3,209.1	-1.0%	4,209.0	76.2%
Cellular Services Revenues (Billions of yen)	2,662.7	2,598.8	-2.4%	3,405.0	76.3%
Operating Expenses (Billions of yen)	2,539.7	2,450.6	-3.5%	3,369.0	72.7%
Operating Income (Billions of yen)	702.7	758.5	+7.9%	840.0	90.3%
Income Before Income Taxes (Billions of yen)	701.7	748.6	+6.7%	838.0	89.3%
Net Income Attributable to NTT DOCOMO, INC. (Billions of yen)	419.3	444.0	+5.9%	497.0	89.3%
EBITDA Margin (%)*	38.1	39.5	+1.4 Points	36.8	-
Adjusted Free Cash Flow (Billions of yen) *	178.1	394.1	+121.3%	480.0	82.1%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR 3Q OF FY2010

SLIDE No. 4

FY2010/1-3Q (cumulative) Financial Results Highlights (1)

FY2010/1-3Q (cumulative) Financial Results Highlights:

Simultaneous achievement of "growth", "service level improvement" and "cost control"

Actions for further growth

Smartphone sales (1-3Q cumulative): 1.26 million

YOY increase of packet revenues (1-3Q cumulative) : Up ¥76.6 billion

YOY increase of "other revenues" (1-3Q cumulative) : Up ¥54.6 billion

Service level maintenance/improvement

No. 1 customer satisfaction ranking (Consumer, enterprise & data communications sectors)

Churn rate: 0.46% (1-3Q cumulative)

Launch of Xi service (Dec. 24, 2010)

Proper cost control

YOY decrease of equipment sales expenses (1-3Q cumulative) : Down ¥42.4 billion

YOY decrease of network-related costs (1-3Q cumulative) : Down ¥45.3 billion

YOY decrease of capital expenditures (1-3Q cumulative) : Down ¥16.2 billion

RESULTS FOR 3Q OF FY2010

SLIDE No. 5

FY2010/1-3Q (cumulative) Financial Results Highlights (2)

Key factors behind YOY changes in operating income


Impact of "Value Plan": Down approx. ¥80.0 billion
Operating income ¥702.7 billion
Decrease in voice revenues: Down ¥140.5 billion
Increase in packet revenues: Up ¥76.6 billion
Increase in other revenues: Up ¥54.6 billion
Decrease in equipment sales revenues: Down ¥23.9 billion
Decrease in equipment sales expenses*1: Down ¥42.4 billion
Decrease in network-related costs*2: Down ¥45.3 billion
Decrease in other expenses: Down ¥1.3 billion
Operating income ¥758.5 billion
Up ¥55.8 billion (+7.9%) year-on-year
Operating revenues: Down ¥33.2 billion
Operating expenses: Down ¥89.1 billion
FY2009/1-3Q (cumulative)
FY2010/1-3Q (cumulative)

*1: Sum of cost of equipment sold and distributor commissions

*2: Sum of communication networks charges, depreciation and amortization, and loss on disposal of property, plant and equipment

RESULTS FOR 3Q OF FY2010

08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 ^^^ 28.459845 30.431967 32.717732 34.251705 34.752489 34.618411 35.417073 35.445583 35.708051 35.920191 ^^^ 5.374915 5.758906 6.158318 6.440504 7.387002 8.557379 9.065471 9.995961 10.487128 10.858007 ^^^ 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.804 0.812 0.818 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 ^^^ 1.59 5.29 8.89 12.96 16.483 20.82 23.99 27.029 29.669 32.711 35.129 37.07 38.946 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 0.988 0.9885 50%-OFF Monthly Charge Discount Plans/"Value Plan" 50%-Off Monthly Charge Discount Plans No. of subs & subscription rate "Value Plan" subscriptions/ "Value Course" selection rate (Million subs) (Selection rate: %) : 50%-OFF monthly charge discount plan subscription rate :No. of "MAX Discount"*2 subscriptions (Million subs) (Subscription rate: %) :No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years ^ Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80%^^^Negative impact on revenues became insignificant ^ Number of "Value Plan" subscriptions continued to increase : "Value Course" selection rate*3 : No. of "Value Plan" subscriptions *3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods *1: Inclusive of "Office Discount" and "Business Discount" subscriptions *2: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50"

Cellular(Xi+FOMA+mova)ARPU 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) FY2010 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2560 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2660 2590 2540 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 3.7 4.1 4.5 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 90 90 90 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390 2440 (yen) ^ For an explanation on ARPU, please see slide "Definition and Calculation Methods of MOU and ARPU" in this document ^ FY2010/3Q (3 months) aggregate ARPU: \5,130 (down 6.2% year-on-year) packet ARPU: \2,540 (up 4.1% year-on-year) 2,330 2,410 2,390 2,420 5,890 5,860 5,730 5,390 5,440 2,430 2,450 2,510 5,420 FY2008 Aggregate ARPU: \5,710 (Down 10.2% year-on-year) Voice: \3,330 (Down 20.0% year-on-year) Packet: \2,380 (Up 8.2% year-on-year) 5,470 2,440 (Full-year forecast) FY2009 Aggregate ARPU: \5,350 (Down 6.3% year-on-year) Voice: \2,900 ^(Down 12.9% year-on-year) Packet: \2,450 (Up 2.9% year-on-year) 2,470 5,060 5,100 2,560 FY2010 5,190 5,200 2,540 5,130 2,540

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 987 1017 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 463 434 Total Handset Sales ^Total no. of handsets sold in FY2010/1-3Q (cumulative): 13.59 million units (Up 4.4% year-on-year) FY2008 ^ Calculated based on financial results materials of each company ^^Handsets sold by TU-KA and EMOBILE are not included : Total no. of handsets sold (docomo + au + SOFTBANK) : Total no. of handsets sold (docomo) FY2009 (Million units) 5.32 FY2008 (full-year): 20.13 million (Down 21.8% year-on-year) 4.46 4.95 4.51 5.35 4.34 4.20 5.03 FY2009 (full-year): 18.04 million (Down 10.4% year-on-year) 16.0 12.0 8.0 4.0 0 4.61 Full-year forecast: 18.70 million (Up 3.5% year-on-year) FY2010 4.63 FY2010/1Q (3 months) Up 6.2% year-on-year FY2010/2Q (3 months) Up 3.7% year-on-year FY2010/1-3Q (cumulative): 13.59 million (Up 4.4% year-on-year) 4.34 FY2010/3Q (3 months) Up 3.3% year-on-year

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ?^^-^^^ 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 0.49 0.46 ?^^-KDDI 0.97 1.03 0.89 0.9 0.87 0.75 0.65 0.77 0.64 0.72 0.67 0.85 0.75 0.73 0.68 ?^^-SB 1.46 1.42 1.21 1.19 0.98 0.98 0.91 1.13 1.05 1.24 1.16 2.01 1.02 0.96 Churn Rate ^ FY2010/1-3Q(cumulative) churn rate: 0.46% ^ Cellular (Xi+FOMA+mova) Churn Rate ^ MAX Discount services (Aug. 07) ^Value Course (Nov. 07) (%) FY2007 FY2008 FY2007 full-year churn rate: 0.80% FY2008 full-year churn rate: 0.50% FY2009 FY2009 full-year churn rate: 0.46% SoftBank KDDI (au) docomo ^ Based on financial results materials of each company FY2010

3Q^?(4-12^) ^^(4-9^) ^^(10-3^) 1Q 2Q 3Q 4Q FY2008 76.7415 54.9 66.4 24.11 30.83 21.82 44.56 FY2009 83.5346 58.6 89.6 26.3376 32.2404 24.9581 64.6097 FY2010 113 81.2 43.2352 38.01 No. of Net Additions ^Total no. of net additions for FY2010/1-3Q (cumulative): 1.13 million (Up 290,000 (+35%) year-on-year) 0.77 ^ No. of net additions (Million subs) : FY2009 : FY2010 : FY2008 1-3Q (April-December) cumulative 1.00 0.80 0.60 0.40 0.20 0 FY2009 FY2010 0.84 1.13 FY2008

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/3(^^) FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5416 5494.04 5557.368 5660.6984323002 5622 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 235 195.42 163.6303 124.2018 123 Subscriber Migration to FOMA / Xi (Million subs) mova 56.08 Numbers in parentheses indicate the percentage of FOMA+Xi subscriptions to total cellular subscriptions 53.20 (94.9%) 49.04 (89.8%) 54.60 53.39 43.95 (82.3%) 9.44 5.56 2.88 ^ Total number of migrations in FY2010/1-3Q (cumulative): 1.06 million 53.94 7.49 46.44 (86.1%) 51.26 (92.9%) 3.93 55.19 52.05 (93.9%) 3.39 55.44 54.86 50.25 (91.6%) 4.62 6.66 8.43 47.49 (87.7%) 45.20 (84.3%) 53.63 54.16 57.85 1.24 56.61 (98%) 60.0 40.0 30.0 20.0 10.0 50.0 2.35 54.16 (95.8%) 56.51 1.95 54.94 (96.6%) 56.89 ^ Inclusive of Communication Module Service subscriptions FY2007 FY2008 FY2009 (Forecast) 0 FY2010 1.64 57.21 55.57 (97.1%)

Principal Actions and Results Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 13

Principal Actions and Results

■ Made steadfast progress toward achievement of our major action items for FY2010

Major action items	Status of achievement
Customer satisfaction improvement	Acquired No. 1 customer satisfaction ranking (Consumer, enterprise & data communications sectors)
Take-off of smartphone market	Cumulative sales for 1-3Q (9 months): 1.26 million units
Increase of packet ARPU	Achieved steadfast YOY growth 1Q: Up ¥80 2Q: Up ¥90 3Q: Up ¥100 Cumulative packet revenues for 1-3Q (9 months): Up 6.5%
Smooth launch of LTE service	Launched Xi service on Dec. 24, 2010 Base station roll-out progressing steadily
Expansion of new business domains	Launched E-book service Established operating company for commissioned multimedia broadcasting service

RESULTS FOR 3Q OF FY2010

SLIDE No. 14

Customer Satisfaction Improvement (1)

- In FY2007, we changed our strategy to attach greater emphasis on existing customers. As a result of our actions in the last 3 years, we received the highest marks among Japan's mobile phone operators in the 2010 Japan Mobile Phone Service Study℠, a customer-satisfaction study conducted by J.D. Power Asia Pacific*1

Set a target to achieve "No. 1 customer satisfaction ranking in FY2010" as part of our medium-term vision announced in October 2008


Executed "change" in all fronts
New handset series
"Mobile Phone Checking Service"
Expanded "Battery Pack *Anshin* Support"
Handsets/ devices
After-sales support, customer treatment
Services
Review from customers' viewpoint
Area quality
Promotions
Billing plans
Field staff dispatch within 48 hours
"i-concier", etc.
Expanded "Pake-hodai double"
"Walk with you"

Achieved FY2010 Target: "Receive No. 1 ranking in customer satisfaction"

FY2010 study


Overall score No. 1
JAPAN CUSTOMER SATISFACTION
J.D. POWER ASIA PACIFIC
MOBILE PHONE SERVICE • 2010
Customer contact
Handsets
Costs
Call quality/area
Non-voice functions/services

*1 Source: J. D. Power Asia Pacific 2010 Japan Mobile Phone Service Study℠. Study results compiled based on responses from total 7,500 mobile phone users living in Japan. www.jdpower.co.jp

RESULTS FOR 3Q OF FY2010

SLIDE No. 15

Customer Satisfaction Improvement (2)

- **Received No.1 ranking in J.D. Power Asia Pacific Japan Business Mobile Phone/PHS Service Customer Satisfaction Index Study for 2 straight years (Sept. 16, 2010)*1**
- **Received No. 1 ranking in Nikkei BP Consulting customer satisfaction survey on mobile data communications services for 2 straight years*2**

<<Enterprise Sector>>

No. 1 ranking in FY2009-2010

customer satisfaction survey for 2 straight years

Overall score | **No. 1**

- Responsiveness of sales contact
- Service content
- Service quality
- Cost

Awarded No.1 for 2 straight years

<<Data Communications Services>>

No. 1 ranking in FY2009-2010

customer satisfaction survey for 2 straight years

Data card use

No. 1
satisfaction scores for:
Service area Communication quality Overall rating *2

Awarded No.1 for 2 straight years

Received highest score in 6 items out of total 15 items including "overall satisfaction"

- Area coverage (Outdoor & indoor)
- Communication quality
- Responsiveness of retailer/shop attendants
- After-sales support

*1 Source: J.D. Power Asia Pacific 2009-2010 Japan Business Mobile Phone/PHS Service Customer Satisfaction Index Study^{SM}. Study results was based on 3,222 responses from individuals responsible for supervising or deciding upon telephone services at 2,345 businesses with more than 100 employees. (Each respondent evaluated up to two mobile telephone/PHS providers). www.jdpower.co.jp
*2 Source; Nikkei BP Consulting "2nd Mobile data devices customer satisfaction survey: area coverage (outdoor), area coverage (indoor) , communications quality (disruption of connection), responsiveness of retailer/shop attendants, after-sales support scores"

RESULTS FOR 3Q OF FY2010

1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^^^ARPU(^^^?^) 2430 2450 2440 2470 2510 2540 2540 i^^^^^^?^^^^ 0.02 0.021 0.019 0.022 0.033 0.037 0.04098 Growth of Packet ARPU No. of packet flat-rate services subs*2/Subscription rate*3 (Million subs) 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 ^^^ 13.48 14.05 15.88 17.79 19.82 21.9 23.62 25.77 27.491 28.91 30.17 31.66 ^^^ 0.317 0.324 0.359 0.392 0.428 0.466 0.496 0.532 0.56 0.583 0.605 0.627 :Subscription rate (left axis) : No. of subs (right axis) (Subscription rate) YOY packet ARPU comparison ^FY2010 Targets^ No. of packet flat-rate services subs:^31.90 million Packet flat-rate services subscription rate: 63% (Yen) :YOY growth rate*1 (%) :Packet ARPU (yen) 0 (Growth rate) ^ Year-on-year growth rate of packet ARPU has accelerated ^ No. of packet flat-rate services subscriptions grew to approx. 30.20 million as a result of aggressive promotion FY2010 FY2009 *1: Excludes impact of i-mode monthly charge hike applied from June 2008 *2: Include subscriptions to "Pake-hodai", "Pake-hodai full", "Pake-hodai double", "Pake-hodai simple", "Biz-hodai" services, flat-rate data plans and special plan for Xi data services *3: Packet flat-rate services subscription rate= No. of packet flat-rate services subscriptions/(Total FOMA i-mode subs + No. of flat-rate subs without i-mode subscription + No. of data plan subs + No. of Xi data plan subs)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 2009^^ 2010^^ 2010^^ 2010^^ ^^^^ 391.3 396.6 397.3 403.8 414.9 422.1 424.8 Historical Growth of Packet Revenues (Billions of yen) ^ Achieved steadfast increase in packet revenues ^ Expanded uptake of smartphones/PC data services and increased i-mode revenues significantly contributed to growth of packet revenues Historical growth of packet revenues FY2010 FY2009 i^^^ ^^^^^^^ PC^^^^ 3Q^? 284 219 249 i-mode PC data, etc. smartphones i^^^ ^^^^^^^ PC^^^^ 3Q^^ 77 110 86 ^3Q (3 months)^ To grow packet revenues, stronger initiatives need to be employed in all areas Breakdown of increased packet revenues: i-mode PC data, etc. smartphones FY2010/1-3Q (9 months cumulative) Up \76.6 billion (Up 6.5%) year-on-year Analysis of increased packet revenues ^1-3Q (9 months) cumulative^ Up \76.6 billion (Up 6.5%) FY2010/1-3Q (cumulative): 1,261.8 billion FY2009/1-3Q (cumulative): 1,185.2 billion

Smartphones (1) ^ Sales of smartphones accelerated following the release of winter/spring models ^ Actively provided functional enhancements/OS version upgrades after release of devices Rich lineup catered to diverse needs of customers GALAXY S GALAXY Tab BlackBerry Curve 9300 REGZA Phone LYNX 3D Optimus chat Winter/spring: 7 models Tablet-type device (planned) Functional enhancements/OS version upgrade LYNX 3D REGZA Phone Version upgrade to Android 2.2 Flash player 10.1 Enhancement of app execution speed Xperia Jan. 19, 2011 Compatibility with multi-touch capability Jan. 19, 2011 Functional upgrade completed Mar.-Apr. 2011 (Planned) Apr.-May 2011 (Planned)

docomo A^ B^ C^ ^^^^^^^ 119635 81592 43773 4363 ^^^ 0.48 0.176 0.327 0.017 ^ FY2010/1-3Q (9 months) cumulative smartphone sales: 1.26 million units Cumulative sales of smartphones Smartphones (2) Jun. Sep. Dec. ^^^^??^^ 0.31 0.58 1.26 FY2010/3Q (9 months) cumulative sales: 1.26 million December 2010 (single month) No. 1 smartphone sales market share at major mass retailers* docomo Company A Company B Company C FY2010 Based on survey by GfK Japan * No. 1 market share among all carriers in mobile phone sales category for December 2010. Based on survey by GfK Japan that aggregates the sales records of devices installing either of the 4 OSs (Android/i OS/WindowsMobile/Blackberry; tablet-type devices not included) at major mass retailers across Japan. (Million units) ^ Smartphone sales market share (for Dec. 2010)

SLIDE No. 20

Content and Services for Smartphones

- Expand variety of content provided on docomo market
- Actively utilize service/content assets available on existing i-mode

Content

ドコモマーケット

Use of i-mode content assets

Smartphone original content

エブリスタ
EVERYSTAR プレミアム
BeeTV





***Kisekae* application: "Smart Home"**

Enables users to change wall paper or icons easily in one batch



"Deco-mail *Tori-hodai*"

Offers 10,000 pieces of deco-mail pictograms for free!

Up to Apr. 30, 2011



"Sekai-no-appli-kata"

Introduces world's entertaining and/or practical applications with fun!

Targets for Mar. 31, 2011

Selected high-quality content

Music/video:	E-books:	Deco-mail content:
1,000 titles	100,000 titles	10,000 pcs

Services

Services already provided via i-mode to be customized for smartphones

ドコモ地図ナビ ™
powered by いつもNAVI



Area map near current location
Nearby area info. search

Pedestrian/passenger navigation
Real-time traffic jam info.

Train transfer guide/ timetable

地図アプリ
Map Application
トライアル

Part of "map application" functions to be offered for smartphones on a trial basis
Period: Feb. 4 – Oct. 31, 2011 (planned)

RESULTS FOR 3Q OF FY2010

^ Plan to introduce "Monthly Support" to make it easier for customers to purchase smartphones ^ A prescribed amount for each model to be discounted from the monthly bill for up to 24 months "Monthly Support" "Monthly Support" (Planned for launch on Mar. 15, 2011) Device to be purchased at a price after applying discounts Basic charge Comm. charge "Monthly Support" Billed amount "Monthly Support" discount to be applied Discount applied upon purchase of device Current scheme "Monthly Support" Device price Monthly bill Device to be purchased at full price Various discounts Device purchase price Basic charge Comm. charge Billed amount Discount to be applied to the bill for each month ^^ Smartphones ^^ Tablet devices ^^ Book readers now on sale or to be released in the future Applicable to: Conditions for application: Simultaneous application to new packet flat-rate services or flat-rate data plans upon the purchase of device using the "Value Course" Full price Full price Device purchase price

SLIDE No. 22

New Packet Flat-Rate Services for Smartphones

- Created new packet flat-rate services for smartphones in conjunction with the introduction of "Monthly Support"
- Selectable based on customer's own usage status

Existing packet flat-rate service

(existing) "Pake-hodai double"


Rate
(tax included)
[¥/month]
<Rates (conceptual)>
¥5,985
¥390
71,000 packets
(No. of packets)

Selectable based on customer's usage status

New packet flat-rate services

(Planned for launch Mar. 15, 2011)

Full flat-rate service


Rate
(tax included)
[¥/month]
<Rate (conceptual)>
¥5,460
"Pake-hodai flat"
(No. of packets)

¥525 cheaper than maximum monthly rate of existing "Pake-hodai double"

New two-tiered flat-rate service


Rate
(tax included)
[¥/month]
<Rate (conceptual)>
"Pake-hodai double 2"
¥5,985
¥2,100
(No. of packets)
114,000 packets

RESULTS FOR 3Q OF FY2010

SLIDE No. 23

"Ouen Student Discount" Campaign

- **Promotional campaign for students in which the basic monthly charge will be discounted to ¥390 for up to 3 years**
- **Additional discounts of ¥525 to be applied to the maximum monthly rates of packet flat-rate services for smartphones**

<Period for accepting applications: Jan. 28-May 31, 2011>

Basic monthly charge
(i-mode phone/smartphone)

(Discounts to be applied from Feb. 1, 2011)

Type Simple Value
(¥780/month)

After applying "Ouen Student Discount"

Basic monthly charge:
¥390/month

Mail service (i-mode/sp-mode) provided for free when subscribed to Type Simple together with one of the 3 packet flat-rate services:

Packet flat-rate services for smartphones
(Discounts applied only when smartphones are used)

Rate (conceptual)


Rate (tax included) [¥/month]
"Pake-hodai simple"
(Discounts to be applied from Feb. 1, 2011)
¥5,985
¥5,460
¥525 discount
¥0
(No. of packets)


Rate (tax included) [¥/month]
"Pake-hodai flat"
(To be launched Mar. 15, 2011)
¥5,460
¥4,935
¥525 discount
(No. of packets)


Rate (tax included) [¥/month]
"Pake-hodai double 2"
(To be launched Mar. 15, 2011)
¥5,985
¥5,460
¥2,100
¥525 discount
(No. of packets)

Eligible customers

- Students (New/existing subs)
- Family members of students (New subs)

"Ouen Student Discount"

Discounts applied for up to 37 months
↓
Max. total savings: Approx. ¥33,000

◆ Applicable only when the conditions for applying "Ouen Student Discount", e.g., currently subscribing to Type Simple (Value), etc., are met

RESULTS FOR 3Q OF FY2010

08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 42.02 43.88 43.4 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 64.98 76.99 91 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^^^^^?^^ 4.1 4.5 5.1 6.4 8.4 13.1 16.5 19.9 15.1211 19.0363 19.9349 Data Communications (1) * Total number of subscriptions to usage-based billing plans, "Flat-Rate Data Plan Standard", "Flat-Rate Data Plan 64K", and Xi data plan (including "Value Plans") (Million subs) 0.20 0.40 0.60 (1,000 units) 0.67 0.58 0.53 0.50 0.47 0.44 0.08 0.12 0.16 0.20 0.28 0.80 0.40 100 data device sales Data plan* subscriptions 0.10 0.80 200 0.96 FY10 full-year sales target: Approx. 700,000 1.00 Forecast as of Mar. 31, 2011: Approx. 1.50 million 0.65 : Usage -based billing plans : Flat-rate data plans 1.20 1.07 0.55 0.77 1.21 ^ Both no. of devices sold and subscriptions achieving favorable growth Source: Nikkei BP Consulting "2nd Mobile data devices customer satisfaction survey: area coverage (outdoor), area coverage (indoor) , communications quality (disruption of connection), responsiveness of retailer/shop attendants, after-sales support scores" Data card use No. 1 satisfaction scores for: - Service area - Communication quality - Overall rating FY2010 FY2009 FY2008 1.40 0.91 1.34

Create environment to have customers choose DOCOMO Broad area coverage/Favorable data speeds Product lineup Billing plan Rates(Conceptual) (Until Apr. 30, 2011) LTE/3G-enabled mobile Wi-Fi router Planned for release in FY2011 Product lineup that allows use of service with various devices Card-type Mobile Wi-FI router Int'l roaming- enabled PC with built-in communication module Data Communications (2) ^ Prepare proper environment to have customers choose our services, with the aim of further reinforcing data device sales Extended period of discount campaign for new subscribers Rate (yen/month) 5,985 4,410 Offer discount of \1,575/month for 1 year NEW NEW USB-type

i-mode Packet Usage Expansion ^ Achieved steadfast increase in no. of "EveryStar" subscribers through posting on iMenu, etc. and shop-counter recommendations ^ "EveryStar" has been adopted by broad segments including middle-aged and older users, which contributed to expanding the packet usage and ARPU of medium/light users Adoption of "EveryStar" (Full-scale service launched on Jun. 7, 2010) Posting on iMenu, etc. Recommendation at docomo Shops 10/6 10/9 10/12 ^^^^ 20.8737 36.5429 50.0155 ^^^^ 3.9355 12.7224 22.0003 12^ 6^ 10^ 4.2 7.2 20^ 26.7 31.2 30^ 25.3 28.8 40^ 21.5 19.4 50^^^ 22.2 13.1 Steadfast subscriber growth Age distribution of paid subscribers Historical growth of subscribers Service being used by broad age groups capturing middle-age &senior users Jun. 2011 Nov. 2011 Content appealing to light users Continual use of service through a mechanism that keep users unbored Contribution to packet usage expansion & packet ARPU growth :Free subs :Paid subs (1,000 subs) :10s :20s :30s :40s :50+ 800 600 400 200 MENU

"i-concier" ^ No. of subscriptions (Million subs) 2.00 4.00 08/12 09/3 09/06 09/09 09/12 10/3 10/6 10/9 10/12 i^^^^^ 30 93 156 233.7 310.074 420 478.3 541 580 1.56 0.93 6.00 2.34 (titles) 4.78 4.20 3.10 Steadfast growth Steadfast growth 5.41 ^ No. of content posted on iMenu ^ "i-concier" subscriptions topped 5.80 million, growing in line with the increase in no. of compatible content ^ Newly added memo function to further improve ease of use 5.80 "i-concier" functional enhancement^-Memo function- Here're some tips about Shibuya Station Don't forget to buy a new CD! Analyzes memo, and delivers related info Sends a reminder based on the set place and time Input memo Buy a new CD tomorrow night in Shibuya Map, weather, route search, link to area info, etc. 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 ^^^^^^ 191 244 332 423 493 548 611 707 775 ^)^^^^^^ ^)^^^ ^)^^^^^^^^^ ^)^^^^^ 191 244 332 423 493 548 611 707 775

SLIDE No. 28

docomo market (i-mode)

- No. of downloads for app and book stores increasing steadily
- User base of music store has broadened after enabling the use of docomo Points for payment of wider range of services

"docomo market" (for i-mode)

(Launched Dec. 6, 2010)

App store

Open applications store


ドコモからのお知らせ

Music store

Distributes approx. 1.00 million songs


ドコモマーケット
MUSICストア
docomo
レコチョク
ドコモポイントが使えるよ！

Book store

A wide array of popular comics, novels and practical guides


ドコモマーケット
BOOKストア
映画原作特集

Usage trends (For approx. one-month period)

App store	Music store	Book store
Achieved over 1.00 million downloads More than 30 applications recorded over 10,000 downloads in 1 month	No. of paid music downloads reached approx. 500,000 Adoption expanded to broader user segments after enabling the use of docomo Points for payment of wider range of services	Achieved over 1.50 million downloads, mainly for free browsing of books, etc. Titles targeted at women draw greatest popularity, leading to acquisition of a different user segment from that of app store

Contributed to invigorating i-mode content market

RESULTS FOR 3Q OF FY2010

SLIDE No. 29

LTE (1)

- Launched Xi (Pronounced "Crossy") service on Dec. 24, 2010
- Provide brand-new services leveraging LTE's distinctive features—"high-speed", "large-capacity" and "low-latency" transmission

■ LTE's distinctive features

High-speed	Large-capacity	Low-latency
Transmission rate	Spectrum efficiency	Transmission latency (maximum effect)
Approx. 10-fold*	Approx. 3-fold	Approx. 1/4

(Comparison with FOMA (HSPA) service)

Area expansion using an overlay approach to existing 3G areas


3G area
LTE areas

■ Service brand/logo

X i (Pronounced "Crossy")

The "X" denotes both "connection" and "infinite possibility", and the "i" both individual user" and "innovation.

■ Devices (Data-only)

▷ Max. downlink speed: 75Mbps

▷ HSPA (max. downlink speed: 7.2Mbps) connectivity in areas outside LTE coverage



USB type



ExpressCard type

* Comparison of LTE max. downlink speed of 75Mbps with HSPA max. downlink speed of 7.2Mbps

RESULTS FOR 3Q OF FY2010

Xi Launch Ceremony ^ Launched LTE service on Dec. 24, 2010 ^ Xi launch ceremony ^ Services to be realized by Xi (conceptual) History view Simultaneous translation Mobile theater Augmented Reality (AR) realized by Xi's high-speed, large- capacity & low-latency transmission combined with cloud computing techniques makes it possible to project an ancient view of a town on the mobile screen held against the scenery Simultaneous translation service can be provided over Xi network by installing a foreign language translation function on the network side Xi's high-speed video downloading capability can transform your living room into a theater

SLIDE No. 31

LTE (2)

- Achieving steadfast progress in base station roll-out
- Planned base station deployment in FY2010: Approx. 1,000 BTSs in Tokyo/Nagoya/Osaka


FY2010
FY2011
FY2012
FY2013
FY2014
LTE-related CAPEX: Approx ¥35.0 billion
Approx. ¥100.0 billion
Approx. ¥170.0 billion
(From June)
Trial operation of commercial network
(Dec.)
LTE service launch
▲ Mobile Wi-Fi router (planned)
▲ Data communication device
▲ Handset-type device (planned)
No. of base stations:
Approx. 1,000 BTSs
(breakdown) Tokyo: Approx. 800
Nagoya: Approx. 100
Osaka: Approx. 100
Approx. 7% POP coverage
Approx. 5,000 BTSs
Approx. 20%
POP coverage
Approx. 15,000 BTSs
Approx. 40%
POP coverage
Approx. 35,000 BTSs
Approx. 70%
POP coverage
Further area expansion
Major cities across Japan
Prefectural capital-size cities
Tokyo/Nagoya/Osaka

RESULTS FOR 3Q OF FY2010

~ ~ ~ ~ ^ Launched "Xi Start Campaign" to offer discounts through April 2012, in view of LTE's limited area coverage in the initial phase ^ Aim to grow no. of LTE subscriptions to 15.00 million by Mar. 31, 2015 ^ Billing plan ("Xi Data Plan Ninen") \4,935 \6,510 (\6,200) (\4,700) \9,135 (\8,700) Beyond 5GB, \2,625 (\2,500) will be charged for each 2GB ^ Subscriber expansion plan (conceptual) FY2010 FY2011 FY2012 FY2013 FY2014 Xi 0.4 1 4.5 10 15 ^Target^ 15 million subs in FY2014 (million subs) LTE (3) [yen/month] (Numbers in parentheses indicate monthly amount excluding taxes) \1,000 Approx. 3MB (\953) Approx. 20MB 5GB 7GB Max. rate after campaign discount (Through Apr. 31, 2012) ~ ~ ~ ~

SLIDE No. 33

E-Book Service

- Establsihed a joint-venture company, 2Dfacto, Inc., together with Dai Nippon Printing Co., Ltd. and CHI Group Co., Ltd.
- Opened e-book store with the aim of offering hybrid service integrating physical and online book shops
- Compatible with book readers and various smartphone models

2Dfacto
powered by honto
(Launched Jan. 12, 2011)

Content

Start with approx. **20,000** books
- Literary works
- Comics

etc.

Plan to increase to **Approx. 100,000** by 2011/spring

Prepare wider variety of content
- New titles
- Newspapers/ magazines
- Video and other rich content

etc.

Compatible devices

Smartphones: 6 models

- Xperia
- GALAXY S
- GALAXY Tab
- LYNX 3D
- REGZA Phone
- Optimus chat

Bookreader: 1 model

- SH-07C



E-book service to be supported also by smartphones/book readers to be released in future

Evolve into a more convenient e-book store in the future

- Payment via sp mode
- Convergence of online/physical shops
- Multi-device 1 content
- Bookmark sharing

RESULTS FOR 3Q OF FY2010

^ Achieving steadfast progress toward the launch of multimedia broadcasting service for mobile devices Multimedia Broadcasting Service For Mobile Devices Multimedia Broadcasting, Inc. (preparatory company) Commissioned broadcasting business operating company (planned) 2012/spring FY2012 FY2013 FY2014 FY2015 FY2016 ^^^ 20 40 70 100 125 ^^^ 0.6 0.73 0.88 0.91 0.94 Base station roll-out plan :Household coverage (left axis) :No. of base stations (right axis) Upon service launch 3 years after launch Household coverage: Approx. 60% Expand to over 90% Use of existing broadcast towers, e.g., Tokyo Sky Tree to realize early area expansion JAPAN MOBILECASTING, Inc. (Commissioned broadcasting business operating company) Facility roll-out /operations relating to broadcasting business Service launch (planned) (No. of base stations) Jan. 11, 2011

09/4 5 6 7 8 9 10 11 12 10/1 2 3 4 5 6 7 8 9 10 11 ^^^ 36 36 37 39 44 47 51 54 57 60 63 66 68 70 72.534946 74.85022 76.943342 79.07 80.8 82.6 Global Expansion (1) -TTSL/TTML (India) ^ Subscriptions increasing steadily. 3G service launched in all circles where TTSL/TTML won license ^ Plan to enrich variety of value-added services (VAS) provided on 3G network, with the aim of generating incremental revenues other than data communications charges (Million subs) ^ No. of subscriptions* Service areas^ 3G: 9 circles GSM: 18 circles (Out of India's total 22 circles) (As of Jan. 2011) ^ 3G/GSM roll-out (brand: TATA DOCOMO) *: No. of subscriptions and market share are the total of GSM and CDMA services of TTSL and TTML (Source: TRAI) Total subscriptions: 82.60 million Market share: 11.3%* (As of Nov. 30, 2010) ^ 3G billing plans highlights ^ Introduced rate plans to bill subscribers for use of data ^ Introduced bundled plans for voice/data ^ Introduced flat-rate plan for data-only devices ^ Examples of 3G VAS Comics App store Religious video distribution Gaming Horoscope video Free mail SNS management app VOD Video phone Rate INR 350-2,000 Flat-rate fee INR 1,000-2,000 (Value-Added Services)

(1) International roaming (2) Enterprise services (3) LTE and other network technologies (4) Smartphones (5) Common service platform Global Expansion (2) -Northeast Asia- ^ Pursue close cooperation with China Mobile (China) and KT (Korea) in view of changes in business environment, e.g., progress of globalization and growing adoption of smartphones, etc. 3-party business collaboration with China Mobile and KT (Announced Jan. 19, 2011) Future-oriented studies on business cooperation Areas for business cooperation: Aim to enhance customer convenience and expand the mobile communications market in the fast-growing Northeast Asian countries that have close exchanges with one another

Preparations for SIM Unlock ^ Preparations in progress to install a function that can disable SIM lock in the new handsets to be released after Apr. 1, 2011 ^ SIM lock to be disabled after receiving subscriber's application at docomo Shop and consent on the important matters to be informed ^ ^ ^ Can be used DOCOMO SIM SIM of other Japanese carriers SIM of overseas carriers x SIM of different mobile communication system Same mobile communication system What is SIM unlock? SIM unlocking procedures (plan under study) Application by customer at docomo Shop Explanation of important matters Unlock SIM <SIM locked> <SIM lock disabled> Items to be studied for SIM unlock Conditions & scheme for disabling SIM lock Application/explanation^Lock disabling^Return of handset Handling charges, How to apply billing plans, etc. Guarantee of handset operations Disclosure of reference information pertaining to handset operations Coordination among carriers Handling of handset repairs, responsibility sharing, etc. Can be used Can be used Cannot be used Items to be explained to customer upon disabling SIM lock Disclosure of reference information concerning handset operations after disabling SIM lock A customer-oriented arrangement between carriers for repair of handsets

SLIDE No. 38

Corporate Social Responsibility (CSR)

Worked for conservation of environment and solution of social issues, to contribute to the development of sustainable society

"For everyone" Promotion of universal design

Barrier-free shops

- Renovation expected to be completed by Mar. 31, 2011

* Except for shops where renovation is physically difficult, etc.



Barrier-free renovation of shops

Expanded no. of shops installed with videophone facility for language support

To improve customer responsiveness

- Customer treatment training



"Ensure stable quality" Various responses to natural disasters

Roll-out of disaster-prepared equipment compatible with upgraded network

- Increased no. of mobile base station vehicles equipped with satellite links (9 units deployed nationwide)
- Disaster response drills in view of actual operations simulating a major disaster. Publication of disaster response manual



Functional enhancement of i-mode disaster message board service

- Introduction of "multi-company search" function, enabling confirmation of messages across different operators (started Mar. 1, 2010)
- Functional improvement to make the message board easier to use

"Safety & security" Realization of safe & secure mobile society

Mobile Phone Safety Program classes

- Held approx. 5,500 classes in FY2010. Plan to hold cumulative 36,000 classes by Mar. 31, 2014
- Distributed educational videos to all elementary/junior high schools in Japan for free (Approx. 32, 000 schools as of Dec. 31, 2010)
- Lectures to school teachers/staff
- Enrichment and expansion of handset operation menus for improved ease of use by the elderly



Mobile Phone Safety Class



Educational video (DVD)

"Protecting the earth environment" Environmental protection initiatives

Medium-term environmental target

- Reduce greenhouse gas emissions to less than 1.17 million t-CO2 by FY2010 → Likely to achieve


(10,000t-CO2)
140
120
100
80
60
40
20
0
Natural base
137
117
Forecast
2006
2007
2008
2009
2010
(fiscal year)

* Calculated with a conversion coefficient of 0.378kg-CO2/kWh

- Aim to achieve environmental contribution through the use of ICT services of over 5.3 million t-CO2 for FY2010 → Likely to achieve

Establish "docomo Woods" in all prefectures

- Completed in June 2010



RESULTS FOR 3Q OF FY2010

"SMART for GREEN 2020" Concept Image Realization of low-carbon society Formation of recycling- oriented society Conservation of biodiversity

Names of companies, products, etc., contained in this document are trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 133 135 133 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 -1.5 -1.5 -3.6 Cellular (Xi+FOMA+mova) MOU ^ FY2010/1-3Q(cumulative) MOU: 134 minutes (Down 2.2% year-on-year) ^For an explanation on MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation. (%) (minutes) FY08 full-year MOU: 137 minutes (Down 0.7% year-on-year) FY09 full-year MOU: 136 minutes (Down 0.7% year-on-year)

Operating Revenues U.S. GAAP 2009/4-12(1Q~3Q) 2010/4-12(1Q~3Q) 2011/3 (Full year forecast) Cellular services revenues (voice, packet) 2662.7 2598.8 3405 Other revenues 196.8 251.3 340 Equipment sales revenues 382.9 359 464 (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". 4,209.0 Down 1.0% 3,209.1 3,242.4

Operating Expenses U.S. GAAP 2009/4-12(1Q~3Q) 2010/4-12(1Q~3Q) 2011/3 (Full year forecast) (Incl.) Other non-personnel expenses 617.8 666.3 948.0 (Incl.) Revenue-linked expenses* 925.0 828.7 1,123.0 Non-personnel expenses 1542.8 1495 2071 Communication network charges 234.3 211.6 267 Loss on disposal of property, plant and equipment and intangible assets 30.4 23.1 44 Depreciation and amortization 511.5 496.1 683 Taxes and public duties 29.2 29.1 39 Personnel expenses 191.5 195.7 265 (Billions of yen) (Billions of yen) * Revenue-linked expenses: Cost of equipment sold + distributor commissions + loyalty program expenses 3,369.0 Down 3.5% 2,539.7 2,450.6

Capital Expenditures 2009/4-12(1Q~3Q) 2010/4-12(1Q~3Q) 2011/3 (Full year forecast) Mobile phone business (Other) 61.9 76.3 108 Mobile phone business (mova) 5.4 4.6 5 Mobile phone business (FOMA) 332.7 277.3 371 Mobile phone business (LTE) - 18 32 Other (information systems, etc.) 84.6 92.1 160 (Billions of yen) (Billions of yen) 675.0 Down 3.3% 484.5 468.3

SLIDE No. 46

Operational Results and Forecasts

Cellular Phone				2009/4-12 (1Q~3Q) (1)	2010/4-12 (1Q~3Q) (2)	Changes (1) → (2)	2011/3 (Full-year forecast) (Announced 10/28/2010)
No. of Subscriptions (thousands)*1				55,436	57,210	+3.2%	57,850
	mova			3,391	1,636	-51.7%	1,240
	FOMA			52,045	55,572	+6.8%	56,610
	Xi			-	1	-	-
	i-mode			48,688	48,530	-0.3%	48,870
	sp-mode			-	936	-	-
	Communication Module Services			1,554	1,878	+20.8%	1,920
Market share (%)				50.1	48.9	-1.2 Points	-
Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold			13,009	13,587	+4.4%	-
	mova	New		9	5	-43.0%	-
		Replacement		6	3	-55.4%	-
	FOMA	New		3,044	3,478	+14.3%	-
		Migration from mova		1,850	1,056	-42.9%	-
		Other*2		8,101	9,044	+11.6%	-
Churn rate (%)				0.45	0.46	+0.01 Points	-
ARPU（Xi+FOMA+mova）(yen)*3				5,440	5,170	-5.0%	5,100
MOU（Xi+FOMA+mova）(minutes)*3				137	134	-2.2%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)

*2 Other includes purchases of additional handsets by existing FOMA subscribers.

*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

RESULTS FOR 3Q OF FY2010

SLIDE No. 47

FY2010/3Q Financial Results

US GAAP

	2009/10-12 (3Q) (1)	2010/10-12 (3Q) (2)	Changes (1) → (2)
Operating Revenues (Billions of yen)	1,096.6	1,071.0	-2.3%
Cellular Services Revenues (Billions of yen)	896.6	863.3	-3.7%
Operating Expenses (Billions of yen)	879.1	843.9	-4.0%
Operating Income (Billions of yen)	217.4	227.0	+4.4%
Income Before Income Taxes (Billions of yen)	221.8	221.6	-0.1%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	134.6	134.2	-0.3%
EBITDA Margin (%) *	36.3	38.1	+1.8 Points
Adjusted Free Cash Flow (Billions of yen) *	83.6	109.2	+30.7%

◆Consolidated financial statements in this document are unaudited.

◆Adjusted free cash flow excludes the effects of changes in investment for cash management purposes derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 3Q OF FY2010

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of Use): Average monthly communication time per subscription. ^ ARPU (Average monthly Revenue Per Unit): ^^Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per ^^^ subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. ^ Aggregate ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova) ^^^ Voice ARPU (Xi+FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova) ^^^ Packet ARPU (Xi+FOMA+mova): Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)^ ^ Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova) ^^^Packet ARPU (mova): Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova) ^ Active Subscriptions Calculation Methods: ^^Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period Note: Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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